                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                          Dataware Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  237920-10-3
--------------------------------------------------------------------------------
                                (CUSIP Number)

                        Ann Marie Viglione, Controller
                          Two Copley Place, 7th Flr.
                          Boston, Massachusetts 02116
                                (617) 572-3000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              September 30, 1997
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 9 Pages)


---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 237920-10-3                                    PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BROOKSIDE CAPITAL PARTNERS FUND, L.P.
      EIN NO.: 04-3313066
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          865,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             865,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      865,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Shares, par value $.01 per share (the "Common
 ---------                                                                ------
Stock") of Dataware Technologies, Inc., a Delaware corporation (the "Company").
-----                                                                -------

     The principal executive offices of the Company are located at 222 Third Street, Ste. 3300, Cambridge, MA 02142.

Item 2.   IDENTITY AND BACKGROUND.

     (a) This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P. (the "Brookside Fund"). Brookside Capital Investors, L.P., a
                 --------------
Delaware limited partnership ("Brookside Investors"), is the sole general
                               -------------------
partner of the Brookside Fund. Brookside Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), is the sole general partner of Brookside
              --------------
Investors. The executive officers of Brookside Inc. are set forth on Schedule A hereto. Mr. W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside Inc. and thus is the controlling person of Brookside Inc.

     (b) The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Inc. is Two Copley Place, Boston, Massachusetts 02116. The principal business address of Mr. W. Mitt Romney and each of the executive officers of Brookside Inc. is set forth on Schedule A hereto.

     (c) The principal business of the Brookside Fund is that of an investment limited partnership. The principal business of Brookside Investors is that of general partner of the Brookside Fund. The principal business of Brookside Inc. is that of general partner of Brookside Investors and ultimate general partner of the Brookside Fund. The principal occupation of Mr. W. Mitt Romney and each of the executive officers of Brookside Inc. is set forth on Schedule A hereto.

     (d)  None of the Brookside Fund, Brookside Investors, Brookside Inc., Mr.
W. Mitt Romney and the executive officers of Brookside Inc. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the Brookside Fund, Brookside Investors, Brookside Inc., Mr.
W. Mitt Romney and the executive officers of Brookside Inc. has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

                                    3 of 9
future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Brookside Fund, Brookside Investors and Brookside Inc. is organized under the laws of the State of Delaware. Mr. W. Mitt Romney and each of the executive officers of Brookside Inc. is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total cost to the Brookside Fund of its acquisition of shares of Common Stock of the Company on September 30, 1997 was $3,005,875. The shares of Common Stock purchased by the Brookside Fund were acquired with the Brookside Fund's own assets and no part of the purchase price was represented by borrowed funds.

Item 4.   PURPOSE OF TRANSACTION.

     The shares of Common Stock covered by this Statement are being held for investment purposes. The Brookside Fund intends to continually assess the market for the purchase and sale of the Common Stock, as well as the Company's financial position and operations. The Brookside Fund may continue to purchase Common Stock subject to a number of factors, including, among others, the availability of Common Stock at what it considers to be reasonable prices and other investment opportunities that may be available to the Brookside Fund. Depending upon a continuing assessment and upon future developments, the Brookside Fund may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Brookside Fund will consider its goals and objectives, other business opportunities available to it, as well as general economic and stock market conditions. The foregoing actions may be taken by the Brookside Fund or collectively with others.

     The Brookside Fund does not have any plans or proposals which relate to or would result in any of the following:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (c) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                                    4 of 9

     (d) any material change in the present capitalization or dividend policy of the Company;

     (e) any other material change in the Company's business or corporate structure;

     (f) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (i)  any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) The Brookside Fund owns all 865,000 shares, or 9.6%, of the Common Stock outstanding of the Company. The aggregate percentage of shares of Common Stock reported owned by the Brookside Fund is based upon 9,052,326 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 26, 1997 based on representations made in the Stock Purchase Agreement between the Company and certain investors dated September 26, 1997.

     (b) The Brookside Fund has the sole power to vote and dispose of the Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Inc. Brookside Inc. is solely owned and under the control of Mr. W. Mitt Romney.

     (c) The Brookside Fund purchased 865,000 shares of the Common Stock of the Company at a price of $3.475 per share pursuant to a Stock Purchase Agreement dated September 26, 1997 (the "Stock Transaction"). The Stock Transaction was
                               -----------------
the only transaction in the Company's stock that was effected during the last 60 days by the Brookside Fund.

     (d) No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     (e)  Not applicable.

                                    5 of 9

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Pursuant to the terms of a partnership agreement, Brookside Investors as general partner of the Brookside Fund receives a percentage of profits generated by the Brookside Fund. Brookside Inc., as general partner of Brookside Investors, receives a percentage of profits from Brookside Investors. Mr. W. Mitt Romney receives a percentage of profits from Brookside Investors.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

     This Statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                                    6 of 9

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 9, 1997


                         BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                           By:     Brookside Capital Investors, L.P.
                              By:     Brookside Capital Investors, Inc.

                                 By:     /s/  DAVID DOMINIK
                              _______________________________
                              Name:  David Dominik
                              Title:    Managing Director


                                    7 of 9

                                                                      SCHEDULE A
                                                                      ----------

                             EXECUTIVE OFFICERS OF
                       BROOKSIDE CAPITAL INVESTORS, INC.

Name/Title                  Business Address         Principal Occupation
----------                  -----------------        --------------------
W. Mitt Romney,             Two Copley Place         Managing Director
Chief Executive Officer,    Boston, MA  02116        of Bain Capital, Inc.
 President and Managing
 Director


Joshua Bekenstein,          Two Copley Place         Managing Director
Treasurer and Managing      Boston, MA  02116        of Bain Capital, Inc.
 Director


Stephen Pagliuca,           Two Copley Place         Managing Director of
Secretary and Managing      Boston, MA  02116        Bain Capital, Inc.
 Director


Edward W. Conard,           Two Copley Place         Managing Director
Managing Director           Boston, MA  02116        of Bain Capital, Inc.


David Dominik,              Two Copley Place         Managing Director
Managing Director           Boston, MA  02116        of Bain Capital, Inc.


Paul B. Edgerley,           Two Copley Place         Managing Director
Managing Director           Boston, MA  02116        of Bain Capital, Inc.


Robert C. Gay,              Two Copley Place         Managing Director
Managing Director           Boston, MA  02116        of Bain Capital, Inc.


Adam Kirsch,                Two Copley Place         Managing Director
Managing Director           Boston, MA  02116        of Bain Capital, Inc.


Ronald P. Mika,             Two Copley Place         Managing Director
Managing Director           Boston, MA  02116        of Bain Capital, Inc.


Mark E. Nunnelly,           Two Copley Place         Managing Director
Managing Director           Boston, MA  02116        of Bain Capital, Inc.


                                    8 of 9

Geoffrey S. Rehnert,        Two Copley Place         Managing Director
Managing Director           Boston, MA  02116        of Bain Capital, Inc.


Robert F. White,            Two Copley Place         Managing Director
Managing Director           Boston, MA  02116        of Bain Capital, Inc.


Marc B. Wolpow,             Two Copley Place         Managing Director of
Managing Director           Boston, MA  02116        Bain Capital, Inc.





                                    9 of 9

                    [ROPES & GRAY LETTERHEAD APPEARS HERE]

                               October 10, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re: Dataware Technologies, Inc.
        --------------------------

Ladies and Gentlemen:

    On behalf of Brookside Capital Partners Fund, L.P., please find enclosed for filing via EDGAR Brookside Capital Partners Fund, L.P.'s Schedule 13D relating to its holdings of Common Stock of Dataware Technologies, Inc.

    One manually signed original of the Schedule 13D has been sent to Dataware Technologies, Inc.

    Please call the undersigned (617-951-7834) if you have any questions concerning this filing.


                               Very truly yours,

                               /s/ Jennifer N. Nelson

                               Jennifer N. Nelson

Enclosure

cc:    Ann L. Milner, Esq.
       Edward R. Brakeman